MAXIMUM ANNIVERSARY VALUE
                               DEATH BENEFIT RIDER

This rider is made a part of the annuity contract to which it is attached. It changes the contract by adding certain terms and provisions. This rider is subject to all of the provisions in the annuity contract that do not conflict with the provisions of this rider. There is an additional charge for this rider as described below.

The "Death Benefit Before the Settlement Date" provision in the PAYMENTS TO BENEFICIARY section of the annuity contract to which this rider is attached is hereby deleted and replaced with the following.

Death Benefit Before the Settlement Date

A death benefit is payable to the beneficiary if you die while this contract is in force and prior to the settlement date.

As of the date we receive proof of death, we will pay the beneficiary the greatest of:

1. the contract value, less any purchase payment credits subject to reversal as indicated in the Purchase Payment section of the contract, as of the date we receive due proof of death; or

2. the total purchase payments minus a) any purchase payments made in the 12 months prior to the date of death and b) any "adjustments for partial surrenders;" or

3. the "maximum anniversary value" immediately preceding the date of death, plus subsequent purchase payments made to the contract, minus "adjustments for partial surrenders" since the last contract anniversary.

Maximum anniversary value (MAV)

We calculate the MAV on each contract anniversary through age 80. On the first contract anniversary, after the effective date of this rider, we set the MAV equal to the greater of your (a) current contract value, or (b) total purchase payments minus "adjustments for partial surrenders." Every contract anniversary after that, through age 80, we compare the previous anniversary's MAV, adjusted for surrenders and any additional purchase payments since that anniversary, to the current contract value and we reset the MAV to the higher amount. We stop resetting the MAV after you reach age 81. However, we continue to add any subsequent purchase payments and subtract "adjustments for partial surrenders" from the MAV.

Adjustments for Partial Surrenders

Adjustments for partial surrenders are calculated for each partial surrender using the following calculation:

         PS x DB        where:
         ------------
             CV

PS = the partial surrender including any applicable surrender charge.

DB = the death benefit on the date of (but prior to) the partial surrender.

CV = the contract value on the date of (but prior to) the partial surrender.

The death benefit will be payable in a lump sum on the valuation date we receive due proof of your death. Due proof of death includes all documents needed to complete the beneficiary's claim. The beneficiary may elect to receive payment anytime within 5 years after the date of death.

In lieu of a lump sum, payment may be made under an Annuity Payment Plan, provided:

1. the beneficiary elects the plan within 60 days after we receive due proof of death; and

2.   payments begin no later than one year after the date of death; and

3. the plan provides payments over a period which does not exceed the life or the life expectancy of the beneficiary.

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In this event, the reference to "annuitant" in the Annuity Provisions shall apply to the beneficiary.

We will determine the contract value on which we base amounts payable or applied under this section at the next accumulation unit value calculated after we receive due proof of death at our corporate office.

Charges For The Rider

The charge for this rider is shown under Contract Data and is multiplied against your contract value on the contract anniversary date each year prior to the settlement date. We reserve the right to adjust charges for this rider after the tenth rider anniversary. We deduct the charge on a pro-rata basis among the subaccounts and fixed account in the same proportion your value in each bears to your total contract value less any Special DCA account. Such charges will only be deducted from any Special DCA account if insufficient amounts are available from the fixed account and variable subaccounts.

If the contract is terminated for any reason, we will deduct the charge at that time, adjusted for the number of calendar days coverage was in effect during the year.


Terminating The Rider

You may terminate this rider within 30 days following the first contract anniversary after the effective date of this rider. You may also terminate this rider within 30 days following any contract anniversary beginning with the seventh contract anniversary after the effective date of this rider.

This rider will terminate on the date you make a full surrender from the contract or on the settlement date. We reserve the right to terminate this rider or modify its terms if you change the ownership of this contract, or if your surviving spouse elects to continue the contract under the Spouse Option to Continue Contract Upon Owner's Death provision.

Upon termination of this rider, the "Death Benefit Before the Settlement Date" provision in the PAYMENTS TO BENEFICIARY section of your annuity contract is reinstated as the death benefit.

This rider is effective as of the contract date of this contract unless a different date is shown here or under Contract Data.


IDS Life Insurance Company


ABCD
Secretary

131031A                               Page 2                           (09/2003)